United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 11-K

[x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
                      For the year ended December 31, 2001
                                                                  or
[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934
              For the transition period from ________ to _________


                         Commission File Number: 0-31983

          A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Garmin International, Inc. Savings and Profit Sharing Plan
                         c/o Garmin International, Inc.
                             1200 East 151st Street
                                Olathe, KS 66062


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   Garmin Ltd.
                               P.O. Box 30464 SMB
                            5th Floor, Harbour Place
                             103 South Church Street
                                   George Town
                          Grand Cayman, Cayman Islands

                                    Contents

Report of Independent Auditors...............................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits as of December 31,
2001 and 2000................................................................2
Statement  of Changes in Net Assets  Available  for Plan  Benefits for the
Years Ended December 31, 2001 and 2000...................................    3

Notes to Financial Statements................................................4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets Held for Investment
   Purposes at End of Year...................................................8

Signature Page...............................................................9

Exhibit

Exhibit 23 - Consent of Independent Accountants.............................10




A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions, which are prohibited by ERISA
   Section 406 and for which there is no statutory or administrative exemption. Schedules of loans, fixed income obligations, and leases in default or uncollectible are not presented, since such loans, fixed income obligations, or leases are not present

                         Report of Independent Auditors

 The Plan Administrator
 Garmin International, Inc.
   Savings and Profit Sharing Plan

We have audited the accompanying statements of net assets available for plan benefits of Garmin International Inc. Savings and Profit Sharing Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2001is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                               Ernst & Young LLP

 May 31, 2002

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan

                            Statements of Net Assets
                             Available for Benefits

                                                           December 31
                                                    2001             2000
                                            ------------------------------------
Assets
Investments, at fair value                   $16,555,721      $14,108,801

Receivables:
   Employer contributions                                          46,827
   Employee contributions                                          62,221
                                            ------------------------------------
Total receivables                                                 109,048
                                            ------------------------------------
Net assets available for plan benefits       $16,555,721      $14,217,849
                                            ====================================

See accompanying notes.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan

                       Statement of Changes in Net Assets
                             Available for Benefits

                                                                  Year Ended
                                                                December 31,
                                                                   2001
                                                            -------------------

Additions
Investment income:
   Dividends                                                      $  134,518
   Interest                                                           89,492
                                                               -------------
                                                                     224,010

Contributions:
   Employee contributions                                          1,831,406
   Employer contributions                                          1,172,108
                                                               -------------
                                                                   3,003,514
                                                               -------------


Total additions                                                    3,227,524

Deductions
Distibutions to participants                                       (343,067)
Administrative expenses                                             (55,012)
                                                               -------------
                                                                   (398,079)

Net decline in fair value of investments (Note 3)                  (491,573)
                                                               -------------
Net increase                                                       2,337,872

Net assets available for plan benefits at beginning of year       14,271,849
                                                               -------------
Net assets available for plan benefits at end of year            $16,555,721
                                                               =============

See accompanying notes.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan
                          Notes to Financial Statements

1. Description of the Plan

The Savings and Profit Sharing Plan (the Plan) is a contributory defined contribution plan available to full-time employees who are at least 21 years of age and have completed three months of service with the Company. Participants are permitted to enter the Plan after meeting eligibility requirements on either January 1 or July 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Eligible employees may contribute up to 15% of their annual compensation subject to Internal Revenue Code maximum limitations. The Company matches 75% of an employee's contributions up to 7.5% of the employee's compensation. Certain other employer contributions to the Plan are at the sole discretion of the Company's Board of Directors.

Under provisions of the Plan, participants may elect to have their allocation invested in one or more of the investment accounts available.

Participants become fully vested in employer contributions to the Plan after five years of continuous service. The vesting percentages are as follows: 0% through one year of service, 20% after one year, 40% after two years, 60% after three years, 80% after four years and 100% after five years of continuous service. The non-vested portions of terminated participants' account balances are forfeited, and such forfeitures serve to reduce future employer contributions. The Plan contained $71,858 in forfeitures at December 31, 2001 and no such forfeitures at December 31, 2000. Upon termination of employment or at retirement age, a participant may receive either a lump-sum amount equal to the value of the participant's vested account balance or the Plan will purchase an annuity with the lump-sum amount.

Participants may borrow from the Plan in the form of a loan. The loan is limited to the amount the participant may borrow without the loan being treated as a taxable distribution. The loan and any outstanding loan balance may not be more than 50% of the participant's vested account or $50,000, whichever is less. The minimum loan is $500. The participant may be granted two loans during any one-year period and only three loans may be outstanding at one time. The vested account provides the security for the loan, and the participant's account may not be used as security for a loan outside of the Plan. Additionally, loans must be repaid with interest within five years from the date of the loan unless the loan is used to buy the participant's principal residence. The loan may be repaid before it is due.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan
                    Notes to Financial Statements (Continued)


1. Description of the Plan (continued)

Although the Company has not expressed any intent to do so, it has the right under the plan provisions to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their benefits. Additional information about the Plan and its vesting and withdrawal provisions is contained in the Summary Plan Description, Garmin International, Inc. Savings and Profit Sharing Plan. Copies of the Summary Plan Description are available from the plan administrator. See Note 6.

On January 1, 2001, the Plan adopted an amendment allowing participants to elect to have their allocation invested in the common stock of the Company.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Garmin International, Inc. (the Company) Savings and Profit Sharing Plan (the Plan).

Valuation of Investments

The fair value of the investments owned by the Plan in the mutual funds is based on quoted redemption values on the last business day of the plan year. Loans to participants are valued based on outstanding principal amounts owed on the last business day of the plan year as reported to the Plan by the trustee.

The Guaranteed Interest Account is valued at estimated fair value, determined by Principal Life Insurance Company, based on discounted cash flows using current market interest rates with an estimated fair value equal to contributions made plus interest earnings. The interest rates on the securities in the Guaranteed Interest Accounts ranged from 4.21% to 6.37% and 5.03% to 6.38% during 2001 and 2000, respectively.

Contributions

Contributions from the Company are accrued and paid in the period in which they become obligations of the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan
                    Notes to Financial Statements (Continued)

3. Investments

The Plan's investments are held by Principal Life Insurance Company. During 2001, the Plan's investments (including investments bought and sold, as well as held, during the year) depreciated in fair value by $491,574 as presented in the following table:

   Garmin Ltd. common stock                                        $ 248,089
   Mutual funds                                                    (740,641)
   Guaranteed interest account                                           979
                                                                  ----------
                                                                  $(491,573)
                                                                  ==========

The fair value of individual investments that represent 5% or more of the Plan's net assets is as follows:

                                                                December 31
                                                         2001             2000
                                                      --------------------------

Fair value as determined by quoted market price:
  Vanguard Wellington Fund                             $1,772,228     $1,527,981
  Vanguard Windsor II Fund                              2,269,916      2,383,078
  Vanguard Star Fund                                    1,027,302      1,003,588
  Principal Money Market Account                        1,325,972      1,006,292
  Principal Bond and Mortgage Account                   1,436,718        877,118
  Principal Large Cap Stock Index Account               2,193,669      2,335,043
  Garmin Ltd. Common Stock                              2,001,008
  Principal International Stock Account                        --        956,157
  T. Rowe Price Science and Technology Account                 --        822,007
  Loans to participants                                        --        729,266

4. Income Tax Status

The Internal  Revenue  Service has determined  that the Plan is qualified  under
Section 401(a) of the Internal Revenue Code and, therefore, is not subject to tax under present income tax law. The plan administrator believes that the Plan continues to qualify as a tax-exempt defined contribution plan, and the plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan
                    Notes to Financial Statements (Continued)


5. Transactions With Parties-In-Interest

The Company pays certain administrative costs and provides certain accounting and administrative services to the Plan for which no fees are charged.



6.  Subsequent Events

On July 1, 2002, the Company plans to combine the Plan with the Garmin International, Inc. Money Purchase Pension Plan. The trustee and recordkeeper duties will then be transferred from the Principal Financial Group to T. Rowe Price.

                           Garmin International, Inc.
                         Savings and Profit Sharing Plan
                Schedule H, Line 4i - Schedule of Assets Held for
                   Investment Purposes as of December 31, 2001



                                                    Number
                                                  of Shares
         Identity of Issuer                       or Units         Current Value
--------------------------------------------------------------------------------
   American Century Ultra Account                   18,027           $  498,264
   Vanguard Wellington Fund                         65,012            1,772,228
   Vanguard Windsor II Fund                         88,703            2,269,916
   Vanguard Star Fund                               62,488            1,027,302
   Principal Money Market Account*                  30,978            1,325,972
   Principal Bond and Mortgage Account*              2,419            1,436,718
   Principal Large Cap Stock Index Account*         53,569            2,193,669
   Principal International Stock Account*           25,098              730,520
   Principal Guaranteed Interest Account*               __              564,072
   Principal Large Company Growth Account*           3,890               77,692
   Principal Medium Company Growth Account*         12,274              223,773
   Principal Mid Cap Stock Index Account*           15,889              205,156
   Principal Small Capital Stock Index Account*      8,587              112,358
   Principal Financial Group, Inc. Stock Account*   33,595              435,475
   Invesco Small Company Growth Account             26,597              322,883
   T. Rowe Price Mid-Cap Growth Account              5,545              218,473
   T. Rowe Price Science and Technology Account     26,127              546,579
   Garmin Ltd.                                      93,114            2,001,008
   Loans to participants (rates range from 5.25%
     to 10.5%)                                          __              593,663
                                                                    ------------
                                                                    $16,555,721
                                                                    ============

*Indicates party-in-interest to the Plan.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        GARMIN INTERNATIONAL, INC.  SAVINGS AND
                                        PROFIT SHARING PLAN




                                        By______________________________________
                                                     Kevin Rauckman
                                                     Trustee



Dated:  June 20, 2002

                                   EXHIBIT 23

                       Consent of Independent Accountants

     We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-52766) pertaining to the Savings and Profit Sharing Plan of Garmin International, Inc. of our report dated May 31, 2002, with respect to the financial statements and schedule of the Garmin International, Inc. Savings and Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.


                                                             Ernst & Young LLP

Kansas City, Missouri
June 20, 2002